SCHEDULE 13D

                                 (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                         Duck Head Apparel Company, Inc.
                         -------------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)



                                   26410P 10 3
                                   -----------
                                 (CUSIP Number)


       Robert D. Rockey, 1020 Barrow Industrial Parkway, Winder, GA 30680
                                 (770) 867-3111
 -------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)



                                October 31, 2000
                                ----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
____.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                            SCHEDULE 13D



          CUSIP No.  26410P 10 3                                                          Page   2  of  5  Pages
--------- --------------------------------------------------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

          Robert D. Rockey, Jr.
--------- --------------------------------------------------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                        (a) ____
          (See Instructions)                                                                       (b) ____


--------- --------------------------------------------------------------------------------------------------------------------------

   3      SEC USE ONLY


--------- --------------------------------------------------------------------------------------------------------------------------

   4      SOURCE OF FUNDS*

          OO      See response to Item 3
--------- --------------------------------------------------------------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                   ____


--------- --------------------------------------------------------------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          US
---------------------------- ------- -----------------------------------------------------------------------------------------------

        NUMBER OF               7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY                   750,100
        OWNED BY
          EACH
        REPORTING
         PERSON
          WITH
                             ------- -----------------------------------------------------------------------------------------------

                                8    SHARED VOTING POWER

                                     0
                             ------- -----------------------------------------------------------------------------------------------

                                9    SOLE DISPOSITIVE POWER

                                     750,100
                             ------- -----------------------------------------------------------------------------------------------

                               10    SHARED DISPOSITIVE POWER

                                     0
--------- --------------------------------------------------------------------------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          750,100
--------- --------------------------------------------------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                   ____
          (See Instructions)

--------- --------------------------------------------------------------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          23.8%
--------- --------------------------------------------------------------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON*

          IN
--------- --------------------------------------------------------------------------------------------------------------------------


ITEM 1.  SECURITY AND ISSUER
----------------------------

         a.       Title and class of equity securities:
                  -------------------------------------

                           Common Stock

         b.       Name and address of principal executive offices of Issuer:
                  ----------------------------------------------------------

                           Duck Head Apparel Company, Inc.
                           1020 Barrow Industrial Parkway
                           Winder, GA  39680

ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

         a.       Name of filing person:

                           Robert D. Rockey, Jr.

         b.       Business Address:

                           1020 Barrow Industrial Parkway
                           Winder, GA  30680

         c.       Principal occupation:

                           Chief Executive Officer
                           Duck Head Apparel Company, Inc.

         d. During the last five years, Mr. Rockey has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         e. During the last five years, Mr. Rockey has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a final judgment, final decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f.       Citizenship:

                           United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
----------------------------------------------------------

         The Reporting Person currently owns 100 shares of Common Stock. The 750,000 shares of Common Stock shown as beneficially owned by the Reporting Person are the maximum number of shares of Common Stock that may be issued by the Issuer to the Reporting Person on December 30, 2000 pursuant to a stock purchase right granted by the Issuer to the Reporting Person. This stock purchase right will be exercisable on December 30, 2000. If the stock purchase right is not exercised on December 30, 2000, it will expire. The exercise price per share of the purchase right will be the average daily closing stock price of Duck Head Apparel Company, Inc. Common Stock for the six (6) month period following the Duck Head Apparel Company, Inc. distribution on June 30, 2000 as described in the Form 10/A filed with the Securities and Exchange Commission (File No. 1-15585). The stock purchase right granted to the Reporting Person grants him the right to acquire from the Issuer up to one million shares of Common Stock. The Reporting Person has agreed to transfer one quarter of this stock purchase right to Mr. William V. Roberti, President and Chief Operating Officer of the Issuer, as an inducement to Mr. Roberti to enter into employment with the Issuer, leaving the Reporting Person with the right to acquire up to 750,000 shares of Common Stock pursuant to the stock purchase right.

ITEM 4.  PURPOSE OF TRANSACTION
-------------------------------

         Other than as described in this Schedule, Mr. Rockey has no plans or proposals independent from any plans or proposal currently contemplated by the Issuer's Board of Directors with respect to the following:

          a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
          b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
          c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
          d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
          e. Any material change in the present capitalization or dividend policy of the Issuer;
          f. Any other material change in the Issuer's business or corporate structure;
          g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
          h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
          i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
          j.   Any action similar to any of these enumerated above.

         As previously reported by the Issuer, the Issuer's Board of Directors intends to (1) retain a nationally-recognized investment banking firm to explore all strategic alternatives for the Issuer and make a recommendation to a newly-formed special committee of the Board, (2) commence a share repurchase program for up to $3 million of its outstanding shares, the timing and other details of which have yet to be determined, and (3) amend its shareholder rights plan to provide that the rights will expire on March 31, 2001, unless redeemed earlier by the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

         a.       Aggregate number and percentage of class of securities
                  ------------------------------------------------------
                  beneficially owned by the filing person:
                  ----------------------------------------

                  Number of Shares                            Percentage

                        750,100                                 23.8%


         b.       Number of Shares as to which there is:
                  --------------------------------------

                  (i)      Sole power to vote or to direct the vote:
                           -----------------------------------------

                           750,100

                  (ii)     Shared power to vote or to direct the vote:
                           -------------------------------------------

                           0

                  (iii)    Sole power to dispose or direct the disposition:
                           ------------------------------------------------

                           750,100

                  (iv)     Shared power to dispose or direct the disposition:
                           --------------------------------------------------

                           0

                  (v)      Parties with whom stock powers are shared:
                           ------------------------------------------

                           None

         e.       Statement regarding the date on which the reporting person
                  ----------------------------------------------------------
                  ceased to be the beneficial owner of more than five
                  ---------------------------------------------------
                  percent of the class of securities:
                  -----------------------------------

                  Not applicable.

ITEM 6.
-------

         Contracts, Arrangements, Understandings, or Relationships with Respect
         ----------------------------------------------------------------------
         to Securities of Issuer:
         ------------------------

         The information set forth in Item 3 above is incorporated herein by reference.

ITEM 7.
-------

         Material to be Filed as Exhibits:

     1. Letter dated March 15 1999, from Delta Woodside Industries, Inc. to Robert D. Rockey, Jr.: Incorporated by reference to Exhibit 10.3.1 to the Issuer's Form 10/A (File No. 1-15585).

     2. Letter dated October 19, 1999, from Delta Woodside Industries, Inc. to Robert D. Rockey, Jr.: Incorporated by reference to Exhibit 10.3.2 to the Issuer's Form 10/A.

     3. Letter dated as of March 15, 2000, from Delta Woodside Industries, Inc. to Robert D. Rockey, Jr. (amended and restated): Incorporated by reference to
Exhibit 10.3.3 of the Issuer's Form 10-K for the fiscal year ended July 1, 2000.


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 1, 2000


                                                 /s/   Robert D. Rockey, Jr.
                                                 -----------------------------
                                                       Robert D. Rockey, Jr.